UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2025

Zhichen Sun
Chief Executive Officer
XChange TEC.INC
Room 613, No.259, Guoxia Road
Yangpu District, Shanghai, 200433
People’s Republic of China

Re: XChange TEC.INC
Registration Statement on Form F-3
Filed September 9, 2025
File No. 333-290136

Dear Zhichen Sun:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3

General

1. Please provide us with your analysis regarding the Form F-3 eligibility, addressing both the minimum public float requirement and the timeliness of your current and periodic reports during the last 12 months. As it relates to timeliness, we note that you filed a current report on Form 6-K on September 3, 2025, seeking to incorporate by reference a prior Form F-3 for the period stated as March 31, 2025. Because that Form 6-K does not appear to be timely filed, please explain why you believe you are eligible to use Form F-3. In the alternatively, please refile your registration statement to an appropriate form. See General Instructions I.B.1 and I.A.2 to Form F-3.

2. We note that you recent filed two current reports on Form 6-K dated September 3, 2025 and September 24, 2024, incorporating by reference your prior registration statement on Form F-3. We also note prospectus supplement on Form 424B5 filed on September 24, 2024. Please tell us whether you sold any securities pursuant to your registration statement on Form F-3 file no. 333- 258187 since December 2023. If you made sales, please tell us the dates and number of securities sold.

3. Please refer to staff comment letter dated September 17, 2025 on your Annual Report on Form 20-F for Fiscal Year Ended September 30, 2024, and make corresponding changes to this registration statement, as applicable.

Cover page

4. Please revise to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Our Holding Company Structure and Contractual Arrangement, page 8

5. We note your disclosure that "XChange TEC.INC is not an operating company but a Cayman Islands holding company. Our operations are primarily conducted through our PRC subsidiaries and other consolidated entities." Please revise to clarify that you are not a Chinese operating company. Further, explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

Risk Factors, page 19

6. We note your disclosure in your Annual Report on Form 20-F for Fiscal Year Ended September 30, 2024 related to your Nasdaq delisting notice and that your extension to comply with the requirement to maintain a minimum market value of listed securities appears to have passed as of May 12, 2025. Please revise here and in the "About this Prospectus" section to discuss the status of your Nasdaq listing and any applicable developments related to the delisting notice.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Marc Rivera, Esq.